9800 Fredericksburg Road

San Antonio, Texas 78288

August 24, 2017

USAA ETF Trust

9800 Fredericksburg Road
San Antonio, TX 78288

Ladies and Gentlemen:

We propose to acquire shares of beneficial interest (the “Shares”) of the USAA ETF Trust (the “Trust”) for a total price of $100,000. We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933 and the Investment Company Act of 1940. The Shares are being purchased pursuant to section 14 of the Investment Company Act of 1940 to serve as the seed capital for the Trust prior to the commencement of the public offering of its Shares.

We consent to the filing of this Investment Letter as an exhibit to the Form N-1A registration statement of the Trust.

Sincerely,

USAA ASSET MANAGEMENT COMPANY

By: /s/ Brooks Englehardt

      _______________________________
       Brooks Englehardt
       President